UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of Octobeer, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 4, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


Prime
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

Domingos Figueiredo de Abreu

Economic and Financial Aspects and Sustainability


Prime
Bradesco
Banco Postal
Presença
Bradesco Empresas

ENCONTRO BRADESCO APIMEC 2010

1. Economic and Financial Aspects
2. Products with High Growth Perspectives
3. Share Performance
4. Sustainability



Prime
Bradesco
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

Earnings per Share [1] and Net Income



2.07
2.06
2.04
2.02
2.07
2.19
2.06
2.19
R$ Million
1,956
1,996
1,795
1,839
2,147
2,455
3,952
4,602
1Q09
2Q
3Q
4Q
1Q10
2Q
1H09
1H10
Adjusted Net Income
Earnings per share (R$) – Accumulated 12 Months

(1) For EPS comparison purposes, shares were adjusted in line with stock bonuses and splits.

Efficiency Ratio


%
52.9
54.0
54.6
55.1
55.8
55.9
55.4
54.6
43.0
43.3
42.5
41.5
40.9
40.5
41.2
42.0
44.1
46.0
39.0
38.0
41.1
43.7
41.9
41.5
3Q08
4Q
1Q09
2Q
3Q
4Q
1Q10
2Q
Efficiency Ratio - Quarterly
Efficiency Ratio (ER) - Accumulated 12 months
Efficiency Ratio Adjusted to Risk - Accumulated 12 months (1)

(1) Includes PLL expenses, adjusted by discounts granted, by credit recuperation, by income from the sale of foreclosed assets, among other.

APIMEC 2010

Net Income Breakdown

1H09



%
Insurance 32
Fees 28
Banking 68
Loans 19
Securities 14
Funding 7

R$ 3,952 million

+16.4%

1H10



%
Insurance 31
Fees 26
Banking 69
Loans 29
Securities 9
Funding 5

R$ 4,602 million

NII – Interest / Non-Interest


R$ Million
5,959
327
5,632
5,674
(141)
5,815
5,924
(20)
5,944
7,115
693
6,422
7,560
789
6,771
7,587
696
6,891
7,492
348
7,144
7,689
283
7,406
8,047
384
7,663
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
2Q
Non - Interest
Interest

Credit NII


R$ Million
3,969
4,081
4,256
4,576
4,979
5,150
5,373
5,630
5,757
1,752
1,671
1,888
2,762
3,118
2,908
2,695
2,188
2,161
2,217
2,410
2,368
1,814
1,861
2,242
2,678
3,442
3,596
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
2Q
Net Margin
PLL (*)
Gross Margin

(*) Including loan discounts , credit recovery, income from the sale of foreclosed assets, among other.

Fee Income

1H09


%
Technical Analysis / Underwriting 3
Others 5
Cards 30
Custody/Brokerage 4
Consortium 3
Tax Payments 2
Collection 9
Asset Management 13
Loan Operations 13
Checking Accounts 18

R$ 5,634 milion

+13.2%

1H10


%
Others 6
Technical Analysis Underwriting 2
Cards 31
Custody/Brokerage 3
Consortium 3
Tax Payments 2
Collection 8
Asset Management 14
Loan Operations 13
Checking Accounts 18

R$ 6,377 million

ENCONTRO BRADESCO APIMEC 2010

Operational Expenses

R$ Million	2Q10	1Q10	1H10	1H09	Variation % Q-o-Q	Variation % Y-o-Y
Structural	1,831	1,735	3,566	3,224	5.5	10.6
Non-Structural	407	385	792	536	5.7	47.8
Personnel	**2,238**	**2,120**	**4,358**	**3,760**	**5.6**	**15.9**
Administrative	**2,738**	**2,647**	**5,385**	**4,388**	**3.4**	**22.7**
Total	**4,976**	**4,767**	**9,743**	**8.148**	**4.4**	**19.6**
Op. Expenses(1)/ Total Assets	**3.4%**	**3.4%**	**3.4%**	**3.4%**	**-**	**-**
# Employees	**89,204**	**88,080**	**89,204**	**85,871**	**1.3**	**3.9**

(1) Accumulated over 12 months.

Total Assets and Shareholders' Equity

ENCONTRO BRADESCO APIMEC 2010



R$ Million
Total Assets
1.7%
1.7%
1.7%
482,478
532,626
558,100
Jun09
Mar10
Jun10
Total Assets
ROAA (1)



R$ Million
Shareholders' Equity
23.3%
22.2%
22.8%
37,277
43,087
44,295
Jun09
Mar10
Jun10
Shareholders' Equity
ROAE (1) (2)

Basel Ratio - BIS II %

	Jun09	Mar10	Jun10
Tier I	14.3	14.3	13.9
Tier II	2.8	2.6	2.1
Deductions	(0.1)	(0.1)	(0.1)
BIS	**17.0**	**16.8**	**15.9**

(1) Accumulated adjusted Net Income for the period
(2) Excludes the effects from asset valuation adjustment recorded at Shareholders' Equity.

Credit Portfolio (1)


R$ Billion
119.2
128.1
137.6
159.1
167.3
180.1
195.6
213.6
213.0
212.8
215.5
228.1
235.2
244.8
26% 35% 39%
27% 34% 39%
28% 33% 39%
28% 35% 37%
28% 35% 37%
28% 36% 36%
28% 36% 36%
28% 38% 34%
28% 38% 34%
28% 37% 35%
28% 37% 35%
29% 35% 36%
29% 35% 37%
30% 34% 37%
Mar07
Jun
Set
Dez
Mar08
Jun
Set
Dez
Mar09
Jun
Set
Dez
Mar10
Jun
SMEs
Large Corporates
Individuals

(1)Includes sureties, guarantees, advances of credit card receivables and loan assignment s(FIDC and CRI)

ENCONTRO BRADESCO APIMEC 2010

Delinquency Ratio > 90 Days


%
6.4
6.4
6.4
5.9
6.2
6.1
6.1
7.1
7.5
7.6
7.4
6.7
6.3
3.7
3.7
3.5
3.4
3.4
3.4
3.4
4.2
4.6
5.1
5.0
4.9
4.8
4.4
4.4
4.0
3.8
4.5
3.6
3.4
3.2
2.6
2.5
2.3
2.4
2.7
0.2
0.2
0.4
0.3
0.3
0.3
0.5
0.8
0.5
0.9
0.9
0.6
0.5
Jun07
Sep
Dec
Mar08
Jun
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10
Jun
Individuals
Large Corporates
SMEs
Total

Bradesco

Provisioning Ratios



%
6.2
6.1
5.7
5.6
5.6
5.5
5.7
6.3
7.7
8.3
8.5
8.0
7.6
5.2
5.2
4.9
4.8
4.8
4.8
4.8
5.4
6.1
6.6
7.0
6.5
6.1
4.4
4.3
4.0
4.0
4.2
4.2
4.4
4.9
5.1
5.6
5.6
5.0
4.6
4.2
4.1
3.8
3.8
3.8
3.8
3.9
4.7
5.1
5.5
5.5
4.9
4.5
R$ 3.0 bn
R$ 6.2 bn
Jun07
Sep07
Dec
Mar
Jun08
Sep
Dec
Mar
Jun09
Sep
Dec
Mar
Jun10
PLL
Minimum Requied PLL
E-H Past Dues / Loan Portfolio
12-Month Write Offs


Bradesco
Prime
Bradesco
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO BRADESCO APIMEC 2010

1 Economic and Financial Aspects

2 Products with High Growth Perspectives

3 Share Performance

4 Sustainability


Prime
Bradesco
BANCO POSTAL
Bradesco
Empresas

ENCONTRO
BRADESCO
APIMEC
2010

Mortgage

ENCONTRO BRADESCO APIMEC 2010

Share of GDP


%
100
90
80
70
60
50
40
30
20
10
0
88.9
74.7
59.2
53.6
39.4
36.0
30.5
24.0
17.0
16.5
10.0
8.2
7.0
6.0
3.0
1.7
1.1
New Zealand
U K
USA
Portugal
Spain
Australia
Canada
Germany
France
Japan
Hong Kong
Korea
Thailand
Italy
Chile
Hungary
China
Poland
Mexico
Czech Republic
Bulgaria
India
Turkey
Brazil
Colombia
Argentina
Russia

As of: Brazil – Jul/10; Colombia – Dec/07; Bulgaria, Czech Republic, Poland, Japan – Dec/06; Others Countries – Mar/08;

Bradesco's Annual Origination


R$ Million
698
2,119
4,088
5,993
4,707
1,906
4,234
2005
2006
2007
2008
2009
1H09
1H10


Homes
9,238
19,358
33,718
49,252
34,627
13,947
30,999
2005
2006
2007
2008
2009
1H09
1H10


Prime
Bradesco
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

Vehicle Financing

Outlook

Inhabitant per Vehicle Ratio


6.9
4.7
4.0
1.7
1.2
Brazil
Argentina
Mexico
UK/Japan
USA

Source: Anfavea
As of 2008

Positioning

Market Share Vehicles – Bradesco & Brad. Financiamentos (CDC and Leasing)

Individuals Market
R$ billion

Bradesco Portfolio (Individual + Corporate)
R$ billion



135.9
31.4
Share ~19%
June'10
43.1
June'10
Bradesco & Brad. Financ.
Market
Bradesco & Brad. Financ

Ranking by Segment

- **1st** Transport / Agribusiness
- **3 rd** Motorcycles
- **3 rd** Automobiles

June 2010

Source: Brazilian Central Bank /Bradesco / Gravames


Bradesco
Prime
BANCO POSTAL
Bradesco
Empresas

ENCONTRO
BRADESCO
APIMEC
2010

Payroll
Deductible Loans

Change in Nominal Stock of Payroll Loans

R$ Million

Payroll-deductible loans generated R$123.4 bn in June 2010, representing 60% of the personal loan market



129,000
99,000
69,000
39,000
9,000
29.0
38.0
45.3
50.8
56.0
57.5
55.2
55.3
59.0
60.0
18,948
34,503
60,835
82,734
123,438
apr/04
jun/04
aug/04
oct/04
dec/04
feb/05
apr/05
jun/05
aug/05
otc/05
dec/05
feb/06
apr/06
jun/06
aug/06
otc/06
dec/06
feb/07
apr/07
jun/07
aug/07
otc/07
dec/07
feb/08
apr/08
jun/08
aug/08
otc/08
dec/08
feb/09
apr/09
jun/09
aug/09
otc/09
dec/09
feb/10
apr/10
jun/10
Payroll – Deductible Loan Portfolio
Payroll- Deductible Loans as % of Personal Loans

Source: DEPEC

Market Share

	June 09	June 10	Variation
Market	R$91.8 bn	R$123.4 bn	34.4%
Bradesco	R$7.4 bn	R$12.5 bn	68.1%
Share	8.1%	10.1%	2.0 p.p.



Bradesco
Prime
Bradesco
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

Cards

Market Growth

Card market shows double-digit growth and should stay strong in the next years

CAGR 2000 – 2009: **24%**

CAGR 2010 – 2014: **17%**


R$ Billion
Card Billings
Credit + Debit + Private Label
More than double
66
89
105
128
159
200
245
302
375
444
535
626
725
838
965
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
+20%

Source: ABECS / Card Industry Estimates

Performance 1H10

Bradesco Cards Main Indicators

MM
Total Number of Credit Cards


125%
36.4
81.9
jun/09
jun/10

R$ bn
Credit Card Billings


43%
24.3
34.8
1H09
1H10

R$ bn
Card Loans


50%
15.7
23.5
jun/09
jun/10

R$ MM
Service Revenue


17%
1,685
1,965
1H09
1H10

Note: Includes Ibi from 4Q09.


Prime
Bradesco
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

Capital Market

Investment Banking

Issues in the Brazilian Capital Market (R$ billion)


2004 - 2009
4.2x
Equity 1
Domestic Fixed Income 2
26.6
9.2
17.4
2004
69.0
14.1
54.9
2005
121.4
31.3
90.1
2006
146.9
75.5
71.4
2007
102.1
34.9
67.2
2008
110.7
47.1
63.6
2009
31.8
11.3
20.5
1S09
49.3
14.4
34.9
1S10

Number and Volume of Transaction - Bradesco BBI (R$ billion)

BBI


Number of Transactions :
Equity 4
Domestic Fixed Income
22
16
48
16
34
4.2
1.9
2.3
2007
10.3
2.6
7.7
2008
14.8
4.5
10.3
2009
4.8
4.8
1H09
6.3
1.8
4.5
1H10

Source: ANBIMA (Brazilian Financial and Capital Markets Association) ; CVM - Notes (1) Includes primary and secondary issues (IPOs and additional offers); (2) Includes transactions and debentures, Promissory Notes and CRIs; (3) Considering the closing date of operations; (4) Considering ANBIMA's ranking

Investment Banking

Fixed Income	1st	In number of transactions originated until June 2010 by ANBIMA [1] -27 transactions.
	3rd	In value of foreign private issues of debt bonds by ANBIMA – US$ 3.3 billion in 7 issues
Equity	4th	In the distibution of equity instruments, with a total value of R$ 8.0 billion, up to June 2010 according to ANBIMA. Coordinator and Joint-Bookrunner of 7 share offerings up to June 2010.
M&A	1st	In the ranking for consulting for closed transactions, totaling R$1.6 billion up to March 2010 (latest ranking available) according to ANBIMA

Bradesco Relationships

Corporate – **1.2 thousand groups or companies with revenue greater than R$350 million per year**

Empresas – **12.4 thousand groups with revenue between R$ 30 and R$ 350 million per year**

Corporate Access - BBI


Global Banks
Listed companies
Large unlisted companies
Medium unlisted companies
Small unlisted companies
BBI

BRAM - Bradesco Asset Management

Management Quality MQ1 rating since 2004
The strongest rating in Moody's international scale

ISO 9001 Continuous Improvement in the Asset Management Process
The first Brazilian company in the sector to obtain ISO 9001/2000 certification

Ranking of Assets Under Management – Domestic Market [1]

12/31/2009			03/31/2010			06/30/2010		
Institution		Amount (R$ million)	Institution		Amount (R$ million)	Institution		Amount (R$ million)
1	BB-NOSSA CAIXA	294,049	1	BB-NOSSA CAIXA	317,574	1	BB-NOSSA CAIXA	329,966
2	ITAÚ-UNIBANCO	225,757	2	ITAÚ-UNIBANCO	228,460	2	ITAÚ-UNIBANCO	223,382
3	**BRAM**	**177,821**	3	**BRAM**	**183,156**	3	**BRAM**	**184,124**
4	CAIXA	102,455	4	CAIXA	108,137	4	CAIXA	109,541
5	SANTANDER	92,247	5	SANTANDER	99,312	5	SANTANDER	98,379
6	HSBC	64,939	6	HSBC	68,885	6	HSBC	70,127
7	BTG PACTUAL	51,151	7	BTG PACTUAL	44,650	7	BTG PACTUAL	49,890
8	SAFRA	32,548	8	SAFRA	33,646	8	SAFRA	37,142
9	CREDIT SUISSE	24,033	9	BNY MELLON	24,727	9	BNY MELLON	25,242
10	BNP PARIBAS	23,516	10	BNP PARIBAS	24,023	10	CREDIT SUISSE	23,961

R$ 184.1 billion (US$ 102 bn[2]) in assets under management

Note: (1) ANDIMA Management Ranking;
(2) R$1.80: US$1.00 on 06/30/2010.


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

1. Economic and Financial Aspects
2. Products with High Growth Perspectives
3. **Share Performance**
4. Sustainability

Share Appreciation


R$*
334%
292%
158%
2005
2006
2007
2008
2009
7M10

	2005	2006	2007	2008	2009	7M10	Accumulated
Bradesco Common	133%	34%	25%	-38%	55%	5%	292%
Bradesco Preferred	118%	33%	33%	-37%	66%	8%	334%
Ibovespa	28%	33%	44%	-41%	83%	-2%	158%

*Adjusted for distributed dividends
Source: Economática

Market Capitalization


R$ Million
+69%
64,733
84,801
109,463
65,354
103,192
87,887
109,205
2005
2006
2007
2008
2009
1S10
jul/10

Multiple P/BV

2005	2006	2007	2008	2009	1S10	jul/10
3.3x	3.4x	3.6x	1.9x	2.5x	2.0x	2.5x

Dividends


R$ Million
35.9%
35.3%
34.4%
37.2%
35.7%
35.7%
31.5%
31.5%
31.5%
33.1%
31.5%
31.5%
More than R$ 13.8 billion in dividends over the period
1,881
2,160
2,823
2,692
2,718
1,538
2005
2006
2007
2008
2009
1S10
Dividends
Net Pay Out (*)
Gross Pay Out (*)

(*) Accumulated over 12 months


Bradesco
Prime
Bradesco
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

1 **Economic and Financial Aspects**

2 **Products with High Growth Perspectives**

3 **Share Performance**

4 **Sustainability**

Bradesco's Sustainability Pillars

Bradesco

- **Sustainable Finance**
  - Banking Inclusion
  - Products and Services
  - Socio-environmental Risks
- **Sustainable Management**
  - Human Resources Management
  - Environmental Management
- **Social and Environmental Investments**
  - Education
  - Environment
  - Culture and Sports